CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. File No. 8-69197)

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: China Renaissance Securities (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 21st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hong 212-554-2958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jonathan Hong, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of China Renaissance Securities (US) Inc., as of December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Notary Public

SARAH E GENTILE
Notary Public - State of New York
NO. 01GE6312299
Qualified in Westchester County
My Commission Expires Sep 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Index
December 31, 2017

withum⁺

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
China Renaissance Securities (US) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 28, 2018

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Statement of Financial Condition
As of December 31, 2017

ASSETS

Cash and cash equivalents	$	3,982,452
Certificates of deposit, at fair value		2,868,234
Receivable from clearing broker		1,041,987
Accounts receivable		78,500
Income taxes receivable		46,439
Deferred tax benefit		579,263
Fixed assets, net		498,942
Security deposit		308,349
Other assets		127,805
Total assets	$	9,531,971

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	27,171
Income taxes payable		25,172
Payable to affiliate		280,688
Accrued expenses and other liabilities		1,863,410
Total liabilities		2,196,441

Stockholder's equity

Common stock, $1.00 par value; 1,000,000 shares authorized, issued and outstanding	1,000,000
Paid-in capital	15,000,000
Accumulated deficit	(8,664,470)
Total stockholder's equity	7,335,530
Total liabilities and stockholder's equity	$ 9,531,971

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization
China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. In addition, the Company acts as an introducing broker via a fully disclosed clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") to provide execution, clearing and settlement services to its customers; and acts as an underwriter or selling group participant for dual United States and China equity offerings. The Company also produces and distributes research. The Company does not solicit investments or handle customer funds and/or securities.

Liquidity
The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company through the date these financial statements are available to be issued.

2. ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2.   ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash and cash equivalents

All cash is on deposit in non-interest bearing accounts with major financial institutions. The Company considers money market accounts three months or less to maturity to be cash equivalents. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. However the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Deposits with Clearing Organizations

All funds are held by ML, the Company's fully disclosed clearing agent.

Revenue

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. They also provide guidance on when revenue and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flow from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017 and the interim periods within annual periods beginning after December 15, 2018. The company believes the impact of the ASUs is moderate.

The Company earns commissions from its customers for trades executed, cleared and settled by ML acting as the Company's fully disclosed clearing agent. A commission generated from customer trading activity is recorded on the trade date basis.

2.   **ACCOUNTING POLICIES (continued)**

Revenue (continued)
The Company engages in the distribution of third-party research to institutional clients. Service fee revenues are recorded when earned and realizable. This will occur when there is evidence of an arrangement, the research has been provided, the fee is fixed or determinable and collectability is reasonably assured. Typically the revenue recognition criteria are not met until the client has notified the Company of payment for research provided.

Fixed Assets
Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets consisted of the following at December 31, 2017:

Furniture & Fixtures	$	222,087
Electronic Equipment		157,552
Leasehold Improvements		299,343
Less: accumulated depreciation		(180,040)
	$	498,942

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, deposits with clearing organizations, accounts receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

In determining fair value, the Company considers a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices in active markets, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. **ACCOUNTING POLICIES (continued)**

Fair Value of Financial Assets and Liabilities (continued)
The fair value of the Company's portfolio of certificates of deposit is based upon third party pricing sources. Certificates of deposit with less than three months to maturity are classified as a Level 1 valuation, and those with three months but less than 12 months to maturity are classified as a Level 2 valuation. The prices supplied by third party pricing sources are reviewed by the Company's management to ensure they are consistent with other comparable instruments and prices calculated from observable market interest rates.

Accrued Expenses and Other Liabilities
The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company's assets measured at fair value on a recurring basis consist of FDIC-insured Certificates of deposit maintained in a portfolio with UBS Financial Services Inc. The Company values these instruments using unadjusted vendor prices. These prices are reviewed by Management and compared to quoted market prices for similar securities, and to modeled prices derived from observable market interest rates. The Company's assets measured at fair value on a recurring basis in the Statement of Financial Condition consist of the following:

Assets	Level 1	Level 2	Level 3	Balance as of December 31, 2017
Certificates of deposit	$ 2,147,047	$ 721,187	$ -	$ 2,868,234
Cash equivalents	$ 2,000,000	$ -	$ -	$ 2,000,000

4. **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Notes to the Financial Statement
For the year ended December 31, 2017

4. INCOME TAXES (continued)

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2017, the Company is subject to examination by the tax authorities for tax years 2014 and later. The provision for income taxes for the year ended December 31, 2017, consists of the following:

Income tax:		
Federal	$	293,174
State and local		378,832
		672,006
Deferred income tax:		
Federal		(301,774)
State and local		(277,489)
		(579,263)
Total provision for income taxes	$	92,743

On December 22, 2017, "H.R. 1," the "Tax Cuts and Jobs Act," was signed into law. Among other items, H.R. 1 reduces the federal corporate tax rate to 21% from the existing rate of 34% effective January 1, 2018.

The Company's deferred tax asset is primarily comprised of a federal net operating loss carryforward of approximately $7,000,000 which expires in 2037 and book to tax differences related to deferred compensation and bonuses. The Company also has state and local net operating loss carryforwards of approximately $14,000,000.

The principal components of the Company's deferred income tax asset at December 31, 2017, consist of the following:

Accrued expenses	$	520,295
Deferred rent		66,176
Fixed assets		(7,208)
Net operating losses		2,520,288
		3,099,551
Less: Valuation allowance		(2,520,288)
Total deferred tax asset	$	579,263

4.   INCOME TAXES (continued)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the year ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2017, a valuation allowance of $2,520,288 has been recorded to record only the portion of the deferred tax assets that will more likely than not, be not fully realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

5.   REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $5,651,983 that was $5,401,983 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1 at December 31, 2017.

6.   RELATED-PARTY TRANSACTIONS

Share Options
Employees of the Company are granted share options in the Parent. The shares are subject to a five year vesting schedule.

The Company has a payable to affiliate for $280,688 as of December 31, 2017.

Reimbursed Expenses
China Renaissance Securities Hong Kong, Ltd. at times will pay for expenses on the Company's behalf, including but not limited to travel, directors and officers insurance, and other general and administrative expenses. The Company has reimbursed China Renaissance Securities Hong Kong, Ltd. in full as of December 31, 2017.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Notes to the Financial Statement
For the year ended December 31, 2017

7.   **COMMITMENTS**

Operating Leases

The Company leases office space under a long-term operating lease agreement which expires May 31, 2024. The future minimum annual payment, at December 31, 2017 under this agreement is:

Year Ending December 31,		
2018	$	614,537
2019		614,537
2020		614,537
2021		651,117
2022		654,442
2023 and Thereafter		927,126
	$	4,076,296

The Company has a security deposit, in the form of a letter of credit, of $308,349 relating to the lease.

8.   **EMPLOYEE BENEFIT PLAN**

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code.

9.   **SUBSEQUENT EVENTS**

No other events or transactions subsequent to December 31, 2017 through the date these financial statements were issued would require recognition or disclosure in these financial statements.